SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

333 WEST WACKER DRIVE

CHICAGO, ILLINOIS 60606-1285

________

TEL: (312) 407-0700

FAX: (312) 407-0411

www.skadden.com

May 31, 2007

Mr. Christian T. Sandoe Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Claymore/Guggenheim Strategic Opportunities Fund (File Nos. 333-138686 and 811-21982)

Mr. Sandoe:

We are in receipt of your letter, dated December 11, 2006, which sets forth your comments to the registration statement on Form N-2 filed by Claymore/Guggenheim Strategic Opportunities Fund (the “Fund”) on November 14, 2006 (the “Registration Statement”). We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about May 31, 2007 and will be marked to show all changes made since the initial filing of the Registration Statement.

PROSPECTUS

Cover Page

1.   While the cover page may include other information not required by Item 1 of Form N-2, so long as it does not, by its nature, quantity, or manner of presentation impede the understanding of the information required, this section includes approximately three pages of disclosure about the Funds’ operations and investments. As the quantity of information presented in this section impedes the understanding of the information required, please move the disclosure of the Funds’ operations and investments to the body of the prospectus. See Item 1.2 of Form N-2.

The disclosure on the cover page of the Prospectus has been revised in accordance with the staff’s comment.

Mr. Christian Sandoe

May 31, 2007

Cover Page – Investment Process

2.            This section states that the Sub-Adviser’s Sector Specialists are responsible for the design, sourcing and origination of investments. Please explain in this section what this means.

This section has been moved from the cover page to the Prospectus Summary section of the Prospectus, and disclosure has been added in response to the staff’s comment.

Prospectus Summary – Investment Philosophy and Investment Process – Investment Portfolio – Income Securities

3.            The first bullet point in this section indicates that the Fund will invest in U.S. Government and agency securities. The prominence of this disclosure suggests that the Fund investments in U.S. Government and agency securities will represent a significant portion of the Fund’s portfolio. However, the prospectus disclosure indicates that the Fund will predominantly hold lower-rated Income Securities. Please revise this section to describe prominently the principal types of securities that the Fund will hold.

Disclosure relating to the credit policies of the Fund has been moved to a location in the Prospectus prior to the bullet points, and the bullet point regarding U.S. Government and agency securities has been moved to follow the bullet point regarding structured finance securities (including mortgage-backed securities).

Prospectus Summary – Investment Portfolio – Investment Funds

4.            This section states that the Fund may invest up to 20% of its assets in Private Investment Funds. Given the significant level of potential exposure to such investments, please explain to us why the Fund has not discussed the various risks associated with such investments (e.g., valuation, transparency, liquidity and incentive fee arrangements at the underlying fund level).

The disclosure in the body of the Prospectus regarding the risks associated with investing in Private Investment Funds, including Affiliated Investment Funds, has been included in the Prospectus Summary section of the Prospectus.

Prospectus Summary – Management of the Fund

5.            The last sentence of the first paragraph states that the Fund pays the Investment Adviser a fee, payable monthly, in an annual amount equal to ☐% of the Fund’s average daily “Managed Assets.” Please explain to us how the Fund’s proposed options and other derivative transactions will be valued for purposes of computing the Investment Adviser’s fee.

For purposes of computing the Investment Adviser’s and Sub-Adviser’s fee, Managed Assets, as defined in the Investment Advisory Agreement and Investment

Mr. Christian Sandoe

May 31, 2007

Sub-Advisory Agreement and disclosed in the Prospectus, will consist of “the total assets of the Fund (other than assets attributable to any investments in Affiliated Investment Funds), including the assets attributable to the proceeds from any borrowings or other forms of financial leverage, minus liabilities, other than liabilities relating to any financial leverage,” and therefore will include the net value of options transactions and other derivatives in which the fund may invest. We note that when the Fund engages in such an option strategy that there is not a significant increase in the Managed Assets of the Fund. Only the market or fair value of an option or other derivative contract (rather than the notional amount), including any liabilities associated therewith, is included in the determination of net assets of the Fund. For example, if the Fund holds shares of common stock with market value of $37.25 and sells (writes) a six-month call option to purchase this stock with a strike price of $40, the Fund would receive consideration of a premium of $2.50. The Fund would record the $2.50 premium as an asset and equivalent liability, and thereafter would adjust the liability to the market value of the option based upon the market value of the option.

We note that the computation of this fee is consistent with virtually all other closed-end investment companies that are authorized to utilize derivatives, including recent closed-end funds with investment policies of investing in equity securities and writing covered call options on such securities.

Prospectus Summary – Special Risk Considerations – Private Investment Funds Risk

6.            The second sentence of this section states that Certain Private Investment Funds in which the Fund participates may involve capital call provisions under which the Fund is obligated to make additional investments at specified levels even if it would otherwise choose not to. Please explain to us whether the Fund views these potential obligations to be senior securities of the Fund and how the Fund intends to treat these obligations for purposes of the asset coverage requirements of Section 18 of the Investment Company Act.

To the extent that the Fund invests in Private Investment Funds that have, as a term of such investment, such capital call provisions, the Fund will segregate assets in accordance with the policies of Release No. 10666 and subsequent interpretations of such policies.

Summary of Fund Expenses

7.            Footnote (1) to the fee table states that the Investment Adviser has agreed to pay (i) all organizational costs of the Fund and (ii) offering costs of the Fund (other than the sales load but including a partial reimbursement of underwriting expenses) that exceed $._ per share of Common Shares (0.20% of the offering price). We do not believe the inclusion of organization expenses in this arrangement is permissible under GAAP because of the different accounting treatment for these costs. Organization expenses, when incurred by the Fund, are required to be expensed immediately and reflected as an expense in the statement of operations accompanying

Mr. Christian Sandoe

May 31, 2007

the seed balance sheet. Offering costs, however, are deferred until the sale of shares to the public and do not immediately impact the net assets reported on the seed balance sheet. Once the sale of shares to the public occurs, offering costs are charged to paid-in capital. See AICPA Audit and Accounting Guide ¶ 8.24 (2006). When closed-end funds incur organization expenses, the adviser must immediately address the funding of the organization expenses to determine whether the fund has met the minimum seed capital requirements of $100,000. For example, the adviser can contribute additional seed money to the fund to pay the organization expenses or the adviser can agree to waive the organization expenses and reimburse the fund at a future date. In addition, organization expenses paid by the adviser and/or the fund are contingent upon the size of the offering. Since the exact size of the offering may not be known at the time the seed balance sheet is filed, it is uncertain how the organization expenses will be funded and whether the fund has met the minimum seed balance capital requirements. Accordingly, please revise the disclosure to exclude organization costs from calculation of the Investment Adviser’s payment of offering costs.

The Fund’s seed money balance sheet will reflect, as assets of the Fund, the cash investment in the Fund of at least $100,000, a receivable from the Investment Adviser equal to the amount of the organizational costs and deferred offering costs. The balance sheet will also reflect, as liabilities of the Fund, accrued organizational and offering costs. The net asset value of the Fund prior to the commencement of investment operations will be equivalent to the paid-in capital and capital surplus of the Fund, which will be at least $100,000. The income statement prior to the commencement of investment operations will reflect no investment income, an expense equal to the amount of the organizational costs and an expense reimbursement in an equivalent amount of such organizational costs.

8.	Please include in footnote (1) an estimate of the following:
•	the size of the offering in dollars and shares;
•	total offering costs in dollars and costs per share;
•	costs expected to be paid by the Investment Adviser in dollars and costs per share; and
•	costs expected to be paid by the Fund in dollars and costs per share.

Disclosure will be added to footnote (1) of the Expense Table to estimate the size of the offering in dollars and shares, and the associated total offering costs, in the next pre-effective amendment to this Registration Statement. As described in such footnote (1), the Investment Adviser has agreed to pay all offering expenses that exceed $0.04 per Common Share.

Mr. Christian Sandoe

May 31, 2007

9.            Please indent the table in footnote (4) and reduce its font size to ensure that it is appropriately regarded as a footnote table and not confused with the actual fee table to which this footnote table relates.

The table in footnote (4) of the Expense Table has been indented and reduced in font size in accordance with the staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

10.          The last sentence of Investment Restriction 3 states that the Fund’s fundamental concentration policy will not apply when the Fund has taken a temporary defensive position. As this sentence suggests that the Fund could concentrate its investments in any industry or group of industries when it has taken a temporary defensive position, it appears that the Fund has reserved the freedom of action to concentrate its investments when it has taken a temporary defensive position. The staff has historically taken the position that funds may not reserve the right to concentrate in an industry or group of industries. Accordingly, please explain to us how this policy is consistent with section 8(b)(1)(E) of the Investment Company Act.

The Fund has revised Investment Restriction 3 to state that the Fund shall not:

“Invest in any security if, as a result, 25% or more of the value of the Fund’s total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry, except that this policy shall not apply to securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions.”

Remuneration of Trustees and Officers

11.          Please indicate the number of funds in the fund complex in the heading of the last column of the table. See Instruction 6 to Item 18.14(a) of Form N-2.

The Fund will add the requested disclosure in the next pre-effective amendment to this Registration Statement.

Portfolio Manager Compensation – Annual Bonus

12.          The first sentence states that Portfolio Managers are paid a discretionary bonus based on the overall profitability and performance of the Investment Adviser. Please describe in this section how the compensation is determined with respect to the performance of the Investment Adviser. See Instruction 3 to Item 21.2 of Form N-2.

Mr. Christian Sandoe

May 31, 2007

                While the Fund’s initial filing described the method by which the Investment Adviser compensates portfolio managers, the Fund’s portfolio managers will be employees of the Investment Sub-Adviser. Therefore, the Section headed “Portfolio Manager Compensation” has been revised to properly disclose the manner in which such portfolio managers are compensated.

GENERAL COMMENTS

13.          Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

In response to your comments, the Fund has made consistent revisions throughout the Prospectus.

14.          We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

15.          If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

The Fund intends only to omit certain pricing information from any future Pre-Effective Amendment to the Registration Statement for which we will rely on Rule 430A. This would include the total number of shares sold, the total proceeds of the offering and the total sales loads paid. This information will be omitted, as it is not expected that it will be known at the time of filing. The Fund intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

16.          Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

On May 18, 2004, the Adviser and certain closed-end funds advised by the Adviser filed an “Application for an Order Pursuant to Section 6(c) of the 1940 Act for Exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder.” Although the Fund does not currently require exemptive relief to implement its distribution policy, the application requested that the exemptive relief sought apply

Mr. Christian Sandoe

May 31, 2007

to “each registered closed-end management investment company to be advised in the future” by the Adviser, and such exemptive relief, if granted, would therefore apply to the Fund. On December 21, 2006, the Adviser received comments to the above-referenced Application. As of the date hereof, the Adviser has not filed an amendment to such Application in response to the staff’s comments.

17.          Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

The Fund believes that these responses adequately address your comments in your letter dated December 11, 2006. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about May 31, 2007.

18.          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Management of the Fund has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.

Sincerely,
/s/ Thomas A. Hale
Thomas A. Hale